Exhibit 99.1

Focused on what matters most to families

Province of Manitoba

2013/14 Quarterly Financial Report

April to December 2013

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2013 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The third quarter financial report presents information on the GRE for the nine months ending December 31, 2013, as well as an updated financial forecast for the current fiscal year. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba continues to be committed to a balanced approach for delivering services while recognizing the continued uncertainty in global economies. This approach is demonstrated by the protection of the services Manitoba families need and by making strategic investments in infrastructure to support economic growth and provide for the services Manitobans require in the future.

The summary forecast for fiscal year 2013/14 is a net loss of $332 million, an improvement of $186 million from the budgeted net loss of $518 million. As a result of establishing a $100 million provision for costs associated with the effects of flooding in four First Nations communities, the summary deficit declines to $432 million, but still better than budgeted.

Projections from other reporting entities are favorable resulting in a $59 million under expenditure, mainly as a result of reduced claims in the Manitoba Agricultural Services Corporation and $215 million increase in revenue as a result of higher investment returns in the Government Business Enterprises.

Core government revenue is projected to surpass the budget by $76 million. Higher projections for both corporate and individual income tax and the one-time revenue associated with the completion of the sale of the Property Registry were offset by lower lottery revenues and a decrease in federal health and social transfers as a result of Statistics Canada’s downward revision to Manitoba’s estimated population numbers. Pressures continue in the areas of public safety services, supports for vulnerable persons and expenditures for forest fire suppression in Northern Manitoba this past summer

Expenditure management initiatives continue in an effort to reduce all costs by carefully reviewing expenditures while not jeopardizing services to Manitobans.

Projection of Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2014

UNAUDITED

	2013/14 Projection			2013/14 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Summary Variance

Revenue	11,600	2,864	14,464	11,524	2,685	14,209	255

Expenditure	12,130	2,683	14,813	12,099	2,778	14,877	(64)

In-Year Adjustment/Lapse	(17)	-	(17)	(70)	(80)	(150)	133

NET RESULT FOR THE YEAR	(513)	181	(332)	(505)	(13)	(518)	186

EXTRAORDINARY ITEM

First Nations Flood Contingency	(100)	-	(100)	-	-	-	(100)

NET INCOME (LOSS)	(613)	181	(432)	(505)	(13)	(518)	86

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first nine months of the fiscal year is a surplus of $8 million.

This is primarily the result of the nine-month positive revenue variance of $245 million due to higher than estimated Government Business Enterprise net income.

The expenditure variance of $(249) million is primarily the result of the timing of expenditure recognition and an under expenditure in Manitoba Agriculture Services Corporation.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to December 31

	2013/14			2012/13

($000s)	Actual	Estimated	Variance	Actual[1]

Revenue
Income Taxes	2,483,102	2,460,812	22,290	2,379,945
Other Taxes	3,194,800	3,222,678	(27,878)	2,961,345
Fees and Other Revenue	1,520,401	1,498,156	22,245	1,485,255
Federal Transfers	2,830,613	2,859,016	(28,403)	2,930,411
Net Income of Government
Business Enterprises	612,669	371,556	241,113	462,337
Sinking Funds and Other Earnings	186,585	170,512	16,073	198,318

Total Revenue	10,828,170	10,582,730	245,440	10,417,611

Expenditure
Health	4,169,991	4,242,990	(72,999)	3,994,146
Education and Advanced Learning	2,882,296	2,919,469	(37,173)	2,603,096
Family Services	793,875	827,232	(33,357)	777,124
Community, Economic and Resource Development	1,687,328	1,808,745	(121,417)	1,707,196
Justice and Other Expenditures	678,846	673,560	5,286	617,091
Debt Servicing Costs	607,602	596,824	10,778	620,449

Total Expenditure	10,819,938	11,068,820	(248,882)	10,319,102

NET INCOME (LOSS)	8,232	(486,090)	494,322	98,509

1. For comparative purposes the 2012/13 Actual has been re-stated to reflect the 2013/14 appropriation structure.

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

INFRASTRUCTURE AND CAPITAL ASSET

RENEWAL

Based on principles of sound financial management, the government has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2013 provides the resources to invest in much needed flood-related and other infrastructure to meet the needs of Manitoba into the future. This includes core infrastructure such as highways and bridges, municipal infrastructure, water and flood protection, as well as other capital investments for health facilities, housing, schools and post-secondary institutions.

Expenditures for all infrastructure and capital asset renewal in 2013/14 are forecast to be $1.5 billion, representing no change from the second quarter. While this projection is $300 million lower than budget, it is $250 million higher than the actual amount spent in 2012/13, demonstrating the government’s continued support for infrastructure renewal. This commitment supports economic growth, reduces the maintenance burden and provides for the services Manitobans need in the future.

In the fall, the Manitoba government announced a new core infrastructure building plan that will see $5.5 billion invested over five years starting in 2014 to continue building and renewing core infrastructure assets while creating good jobs and supporting a steady, growing economy.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like highway infrastructure, schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects, Budget 2013 projected the net debt to GDP ratio at 28.7%. Net debt to GDP is currently forecast to be 28.0%, a slight decrease from budget.

Further details related to capital investment in assets owned by core government (departments) are provided in Appendix III on page 11.

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2013/14, $100 million will be withdrawn for debt repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2013/14 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

PROVINCIAL BORROWINGS,

GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2013 was $4.8 billion including refinancing of $2.2 billion and new cash requirements, net of estimated repayments, of $2.6 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of third quarter, Manitoba’s borrowing requirement has been revised to $4.7 billion. The revision is primarily due to increased borrowing for general government purposes offset by reduced requirements for Manitoba Hydro.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year-end forecast for general government programs has been revised upwards from that stated in the budget while the forecast for Capital Investments and Manitoba Hydro have been revised downwards, as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

Provincial Borrowings, Guarantees and Obligations

	2013/14 Forecast		March 31, 2013
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	8,995	7,111	8,565	7,015
General Government Programs - Pension Liability	2,595	2,051	2,595	2,125
The Manitoba Hydro-Electric Board	11,010	8,703	9,609	7,870
Other Crown Organizations	2,457	1,942	2,246	1,840
Health Facilities	1,225	968	1,149	941
Other	17	13	23	19
Capital Investments	4,013	3,172	3,668	3,004

Subtotal[2]	30,312	23,960	27,855	22,814

Other Obligations
Pension Liability	7,379		6,943
Pension Asset Fund	(5,322)		(5,115)

Net Pension Liability	2,057		1,828
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(10,745)		(9,443)
Education and Health Debt held by Government Enterprises	569		547
Other Debt of Crown Organizations	266		264

Subtotal	(7,853)		(6,804)

Total Provincial Borrowings, Guarantees and Obligations	22,459		21,051

Adjustments to arrive at Summary Net Debt
Guarantees	(265)		(166)

Net Financial Assets	(4,906)		(4,992)

Summary Net Debt[3]	17,288	13,666	15,893	12,714

Summary Net Debt as a percentage of GDP	28.0%		26.8%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.

Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2013, total provincial borrowings and guarantees were payable 94% in Canadian dollars and 6% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 83% in Canadian dollars (79% at March 31, 2013) and 17% in U.S. dollars (21% at March 31, 2013).

3.

Net financial assets and summary net debt as a percentage of GDP include the projected impact of other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year end, and reflect a change to the book value of investments held by GBEs and the value of the Canadian dollar against the U.S. dollar on U.S. debt held by The Manitoba Hydro-Electric Board. The OCI forecast does not impact summary net income.

*	The per capita data is based upon population figures at July 1, 2013 as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

ECONOMIC PERFORMANCE AND OUTLOOK

Five years after the Great Recession, the global economic recovery is fragile and faces considerable challenges from international fiscal consolidation and business and household deleveraging, especially in Europe. Key regions of the world continue to have relatively high unemployment rates and low consumer and commodity price inflation. This suggests that the global economy is operating under capacity with only modest growth in demand for goods and services. As a result, global economic activity has decelerated.

According to the International Monetary Fund, global growth slowed to 3.0% in 2013, the slowest growth since the 0.4% contraction in 2009. Canadian real GDP growth slowed to 1.7% in 2012 and expanded by 1.6% on a year-to-date basis through the third quarter of 2013. This follows 3.4% and 2.5% growth in 2010 and 2011, respectively.

Despite the challenges in the external environment, the Manitoba economy remains stable. Industrial diversity and a balance between exports sales and domestic demand continues to provide moderate and steady economic growth.

The Manitoba Finance survey of economic forecasters estimates that the province’s real GDP expanded by 2.0% in 2013. The economy was supported by an increase in business investments in residential and non-residential construction and an increase in consumer spending.

Overall, among industries, the recovery in crop production in 2012 and a record harvest last summer contributed to a rebound in exports in 2013. Conversely, a decline in manufacturing sales dampened economic performance.

Looking ahead, the Manitoba Finance survey indicates that Manitoba`s real GDP will expand 2.2% in 2014, slightly below the projected national increase of 2.4% and ranked fifth highest among provinces. In 2015, Manitoba’s real GDP is expected to increase by 2.4% compared to the 2.6% national increase.

The labour market is balanced in Manitoba. Growth in new jobs is being almost equally matched by the number of workers joining the labour market, thereby maintaining a relatively low unemployment rate. Last year, employment grew by 0.5% while the labour force expended by 0.6%. The unemployment rate averaged 5.4%, third lowest among provinces and below the national average of 7.1%. Since the recession Manitoba has maintained the second or third lowest unemployment rate among provinces. Employment in 2013 was primarily driven by the private sector, with jobs increasing by 6,400 or 1.5%. Public sector employment decreased by 2.1% in 2013.

In line with employment growth, compensation of employees (labour income) expanded at a modest pace in 2013. On a year-to-date basis through September 2013, labour income in Manitoba increased by 3.3%, fifth among provinces and below the 3.8% national increase.

Consumer prices in Manitoba increased by 2.2% in 2013, the highest among provinces and above Canada at 0.9%. Tobacco and alcohol, energy, shelter, food, and household operations boosted overall consumer prices, while health and personal care, recreation, clothing and footwear, and transportation costs eased pressure on prices. For 2014, Manitoba Finance’s survey of economic forecasters indicates the CPI will slow to 1.9%.

Population growth is a key factor in supporting domestic demand in the province. Over the last five years, population increased by 1.1% annually, the best five-year average annual growth since 1971. Over the last three

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

years, Manitoba’s annual growth in population surpassed the national increase. Total population in Manitoba is estimated at 1,268,915 (October 2013), an annual increase of 14,670 persons.

Reflecting a steady interest rate environment, stable economy and strong population growth, Manitoba’s housing sector has been among the strongest in Canada. As compared to a decline of 6.0% nationally, single-detached housing starts were up 9.6% over 2012. Meanwhile, total housing starts were up 3.1% versus a 12.5% reduction in the Canadian housing market. Province-wide, more than 7,400 starts were recorded, the highest number since 1987.

The value of building permits advanced 4.1% in the first 11 months of 2013. This was the second best performance among provinces and followed a 34.9% increase in 2012. Non-residential construction permits advanced 2.1% in 2013. Residential building permits increased by 5.5%.

Manitoba’s economy continues to benefit from a sharp increase in capital spending on residential and non-residential projects. Over the last five years, Statistics Canada estimates that investments increased 33% in Manitoba, the third-highest increase among provinces and more than double the 14% national increase.

Through the first 11 months of 2013, retail sales increased by 2.3% over the same period in 2012, in line with Canada’s 2.6% growth. Manitoba’s retail sales growth was the fourth highest among provinces and up from 1.6% annual growth in 2012. Retail activity in 2013 was led by a 14.5% increase in sales at motor vehicle and parts dealerships and a 14.0% increase at furniture and home furnishings store sales.

Ideal weather conditions supported a bumper crop in 2013. The volume of wheat production increased 31.5%, canola gained 36.7%, corn increased 49.5%, soybeans was up 38.7%, barley added 14.1%; only oats were lower in 2013 by 1.8%. As a result, farm cash receipts from crops increased by 14.7% in the first three quarters of 2013, compared to the same period in 2012. Reflecting an excellent crop, direct payments to agricultural producers, which include insurance and various types of income supports, declined 15.3% in 2013.

Increased crop production has helped rebuild farm inventories and provided ample commodities for exports. Correspondingly, merchandise exports jumped 11.1% in 2013, following a 2.7% decline in 2012. Manitoba’s export sales were the strongest among provinces in 2013 and above the national average of 3.1%.

Soft demand for finished products dampened manufacturing activity. Manufacturing sales contracted by 0.6% in Manitoba and by 1.3% in Canada in the first eleven months of 2013 compared to the same period in 2012. Sales of wood, machinery and chemicals are leading growth while fabricated metals, electrical appliances and printing lag growth.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

&

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

2013/14 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to December 31				Full Year
	2013/14			2012/13	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	Actual

Income taxes
Individual Income Tax	2,184,001	2,180,209	3,792	2,067,699	2,969,600	2,952,400	17,200	2,846,037
Corporation Income Tax	299,101	280,603	18,498	312,246	490,100	413,200	76,900	456,447

Subtotal: Income Taxes	2,483,102	2,460,812	22,290	2,379,945	3,459,700	3,365,600	94,100	3,302,484

Other Taxes
Corporations Taxes	171,760	151,765	19,995	146,087	230,500	227,000	3,500	212,586
Fuel Taxes	250,377	254,994	(4,617)	228,726	322,100	312,100	10,000	313,615
Land Transfer Tax	74,478	68,400	6,078	63,589	86,578	74,000	12,578	74,936
Levy for Health and Education	336,525	351,534	(15,009)	311,781	428,500	433,500	(5,000)	410,284
Mining Tax	9,045	15,000	(5,955)	24,963	10,000	40,000	(30,000)	37,632
Retail Sales Tax	1,579,214	1,590,164	(10,950)	1,356,660	2,047,300	2,047,200	100	1,763,900
Tobacco Tax	220,656	234,756	(14,100)	193,250	283,000	283,000	-	252,058
Other Taxes	6,687	9,065	(2,378)	7,890	12,662	16,173	(3,511)	12,478

Subtotal: Other Taxes	2,648,742	2,675,678	(26,936)	2,332,946	3,420,640	3,432,973	(12,333)	3,077,489

Fees and Other Revenue
Fines and Costs and Other Legal	39,971	39,971	-	38,395	53,443	52,030	1,413	49,522
Minerals and Petroleum	13,831	14,745	(914)	15,145	18,397	29,074	(10,677)	19,350
Automobile and Motor Carrier Licences and Fees	111,384	108,220	3,164	120,817	140,530	140,530	-	151,007
Parks: Forestry and Other Conservation	22,106	28,378	(6,272)	27,282	37,367	33,568	3,799	32,245
Water Power Rentals	90,530	87,756	2,774	82,488	117,215	107,700	9,515	111,656
Service Fees and Other Miscellaneous Charges	79,390	69,597	9,793	69,105	242,588	165,074	77,514	151,525
Revenue Sharing from SOAs	20,298	20,298	-	19,823	25,131	16,880	8,251	26,930

Subtotal: Fees and Other Revenue	377,510	368,965	8,545	373,055	634,671	544,856	89,815	542,235

Federal Transfers
Equalization	1,351,148	1,351,148	-	1,454,295	1,799,228	1,799,228	-	1,871,962
Canada Health Transfer (CHT)	822,192	833,403	(11,211)	795,932	1,089,908	1,120,800	(30,892)	1,056,305
Canada Social Transfer (CST)	326,571	327,817	(1,246)	322,847	435,390	442,753	(7,363)	431,033
Health Funds	6,771	6,796	(25)	6,801	9,062	9,062	-	9,079
Infrastructure Renewal	-	-	-	-	22,100	22,100	-	35,271
Shared Cost and Other Transfers	73,874	76,242	(2,368)	107,600	175,227	171,403	3,824	276,600

Subtotal: Federal Transfers	2,580,556	2,595,406	(14,850)	2,687,475	3,530,915	3,565,346	(34,431)	3,680,250

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	377,000	377,000	-	410,000	554,000	615,055	(61,055)	558,151

Total Revenue	8,466,910	8,477,861	(10,951)	8,183,421	11,599,926	11,523,830	76,096	11,160,609

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

2013/14 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to December 31				Full Year
	2013/14			2012/13	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual[1]	Forecast	Budget[2]	Variance	Actual

Health
Health	3,874,354	3,966,796	(92,442)	3,777,367	5,275,465	5,273,449	2,016	5,065,326

Education
Education and Advanced Learning	1,772,572	1,794,580	(22,008)	1,701,533	2,368,302	2,368,738	(436)	2,303,648

Family Services
Children and Youth Opportunities	33,538	35,384	(1,846)	33,377	47,965	48,800	(835)	43,102
Family Services	796,521	804,482	(7,961)	754,048	1,101,970	1,078,705	23,265	1,046,626

Total Family Services	830,059	839,866	(9,807)	787,425	1,149,935	1,127,505	22,430	1,089,728

Community, Economic and Resource Development
Aboriginal and Northern Affairs	24,651	24,763	(112)	24,191	33,540	34,249	(709)	34,461
Agriculture, Food and Rural Development	134,361	140,888	(6,527)	132,959	227,688	214,643	13,045	245,989
Conservation and Water Stewardship	107,884	112,423	(4,539)	119,526	149,576	149,576	-	159,306
Housing and Community Development	78,843	78,803	40	76,264	82,520	82,704	(184)	78,772
Infrastructure and Transportation	439,864	467,520	(27,656)	467,002	617,686	639,203	(21,517)	630,743
Jobs and the Economy	475,874	480,737	(4,863)	468,881	657,764	658,492	(728)	651,387
Mineral Resources	8,459	8,680	(221)	8,428	11,642	11,642	-	12,241
Municipal Government	242,861	278,627	(35,766)	223,248	400,030	400,837	(807)	361,633

Total Community, Economic and Resource Development	1,512,797	1,592,441	(79,644)	1,520,499	2,180,446	2,191,346	(10,900)	2,174,532

Justice and Other Expenditures
Legislative Assembly	28,722	30,812	(2,090)	27,022	42,040	42,560	(520)	37,682
Executive Council	3,241	2,993	248	2,889	4,073	4,073	-	3,755
Civil Service Commission	15,231	15,898	(667)	14,932	20,200	20,200	-	20,155
Employee Pensions and Other Costs	(4,946)	(5,213)	267	(4,065)	15,017	18,288	(3,271)	11,442
Finance	48,497	50,789	(2,292)	41,914	70,612	71,289	(677)	72,321
Justice	359,396	366,981	(7,585)	334,951	531,720	510,447	21,273	497,018
Labour and Immigration	24,373	26,637	(2,264)	38,894	34,213	35,121	(908)	58,921
Multiculturalism and Literacy	17,289	17,133	156	16,913	21,323	21,323	-	23,970
Tourism, Culture, Heritage, Sport and Consumer Protection	68,338	67,446	892	66,820	85,870	86,532	(662)	84,252
Enabling Appropriations	2,905	3,383	(478)	2,217	6,125	37,119	(30,994)	3,058
Other Appropriations	42,845	26,886	15,959	39,123	99,556	60,893	38,663	170,487

Total Justice and Other Expenditures	605,891	603,745	2,146	581,610	930,749	907,845	22,904	983,061

Debt Servicing Costs	148,379	140,312	8,067	165,983	225,000	230,000	(5,000)	233,511

Total Expenditure	8,744,052	8,937,740	(193,688)	8,534,417	12,129,897	12,098,883	31,014	11,849,806

Subtract: Total Revenue Estimate (Appendix I)	8,466,910	8,477,861	(10,951)	8,183,421	11,599,926	11,523,830	76,096	11,160,609
In-Year Adjustment/Lapse	-	-	-	-	(17,000)	(70,000)	53,000	-

Net Result for the Year	(277,142)	(459,879)	182,737	(350,996)	(512,971)	(505,053)	(7,918)	(689,197)
Transfer from Fiscal Stabilization Account								12,045
EXTRAORDINARY EXPENSE
First Nations Flood Contingency	-	-	-	-	(100,000)	-	(100,000)	-

NET INCOME (LOSS)	(277,142)	(459,879)	182,737	(350,996)	(612,971)	(505,053)	(107,918)	(677,152)

1.	For comparative purposes the 2012/13 Actual has been re-stated to reflect the 2013/14 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2013

2013/14 Capital Investment made by Core Government[1]	Appendix III
UNAUDITED

	Year-to-Date to December 31				Full Year
	2013/14			2012/13	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[2]	Variance	Actual

General Assets
Government Services Capital Projects	47,937	50,884	(2,947)	65,333	70,000	112,000	(42,000)	87,699
Transportation Equipment and Aircraft	5,451	5,729	(278)	24,475	16,016	16,920	(904)	34,176
Information Technology Projects	10,388	11,400	(1,012)	4,826	15,486	23,494	(8,008)	13,064
Other Equipment and Buildings	10,260	10,436	(176)	16,971	23,189	19,832	3,357	26,143

	74,036	78,449	(4,413)	111,605	124,691	172,246	(47,555)	161,082

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	266,234	260,924	5,310	265,506	396,659	470,510	(73,851)	285,822
Water Related Infrastructure	16,602	21,352	(4,750)	22,419	29,266	37,100	(7,834)	102,432
Parks, Cottage and Camping Projects	6,716	9,548	(2,832)	10,551	11,748	15,839	(4,091)	18,497

	289,552	291,824	(2,272)	298,476	437,673	523,449	(85,776)	406,751

Total Capital Investment	363,588	370,273	(6,685)	410,081	562,364	695,695	(133,331)	567,833

1.	This chart includes only capital assets owned by core government such as highways, flood protection, government buildings, (e.g. UCN – Thompson and The Pas, highways maintenance shops/sheds, correctional facilities). It does not include other infrastructure investments in non-government –owned assets such as capital grants to municipalities and other third parties. All capital and infrastructure investments are forecast to total $1.5 billion and are reflected on page 4.
2.	Budget figures are adjusted to include Enabling Appropriations.